UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2026

Lori Flees
President and Chief Executive Officer
Valvoline Inc.
100 Valvoline Way, Ste. 100
Lexington, KY 40509

**Re: Valvoline Inc.**
**Form 10-K for the Fiscal Year ended September 30, 2025**
**Filed November 21, 2025**
**File No. 001-37884**

Dear Lori Flees:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2025

Management's Discussion and Analysis
Recent Developments, page 31

1. We note that you provide various disclosures regarding your plans to acquire Breeze Autocare in the annual report and that updates were disclosed in the Form 8-K that you filed on December 1, 2025, and in the Form 10-Q that you filed on February 4, 2026, indicating the transaction was completed in exchange for $638.7 million.

   Please explain to us how you evaluated the significance of this transaction and the requirements in Item 9.01 of Form 8-K, in determining that you would not file an amendment to the Form 8-K within the allotted period of time to include historical financial statements of the entity and pro forma financial statements illustrating the effects of the transaction, based on the guidance in Rule 3-05 and Article 11 of Regulation S-X. Please include the numerical analyses that you performed for each aspect of the significance test requirements along with your reply.

2. We understand from the disclosures on page 10 of your recent interim report that in conjunction with your acquisition of Breeze Autocare, you immediately sold 45 of the 207 stores acquired pursuant to a Federal Trade Commission Decision and Order. You state that the fair value was $90 million including an allocation of goodwill, although the sale generated a $57.9 million pre-tax loss, indicating sale proceeds of $32.1 million.

   Given the disparity between these amounts and considering the timeframe, tell us how you determined that the fair value was not the amount that you agreed to receive in exchange. Please also describe your approach in establishing reporting units and allocating the purchase price and goodwill among them, to include details of how stores to be retained and the stores to be sold were considered in this process.

   Provide us the numerical analyses utilized in your allocations and any additional information necessary to understand the underlying basis and rationale, also clarifying how the methods appropriately reflect the requirements in FASB ASC 350-20-40-1 through 5, and 9, to the extent applicable, in your view.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation